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                              November 9, 2022

       Crystal Plum
       Chief Financial Officer
       Wheeler Real Estate Investment Trust, Inc.
       2529 Virginia Beach Blvd.
       Virginia Beach, Virginia 23452

                                                        Re: Wheeler Real Estate
Investment Trust, Inc.
                                                            Schedule TO/13E-3
filed on November 1, 2022
                                                            File No. 005-88329
                                                            Registration
Statement on Form S-4 filed on November 1, 2022
                                                            File No. 333-268080

       Dear Crystal Plum:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I/13E-3 and Registration Statement on Form S-4 November 1,
2022

       Cautionary Note Regarding Forward-Looking Statements, page 1

   1. Disclosure in this section states "... we disclaim any obligation to update any forward-
                                                        looking statements to
reflect events or circumstances that occur after the date of this
                                                        Prospectus/Consent
Solicitation." We remind the registrant of its obligation under
                                                        Exchange Act Rule
13e-3(d)(2) and (e)(2). Please revise accordingly.
       Special Factors - Determination of Fairness of the Exchange Offer by the Company, page 60

   2. Disclosure on page 60 states that "[t]he Board of Directors...did not undertake an independent evaluation
of the fairness of the Exchange Offer or the Proposed
                                                        Amendments to the
unaffiliated shareholders...fully considered and reviewed the terms, purpose, effects,
disadvantages and the alternatives to the Exchange Offer and the
                                                        Proposed Amendments,
and determined (acting by unanimous vote) that the Exchange
 Crystal Plum
FirstName  LastNameCrystal  Plum
Wheeler Real  Estate Investment Trust, Inc.
Comapany 9,
November   NameWheeler
              2022        Real Estate Investment Trust, Inc.
November
Page 2     9, 2022 Page 2
FirstName LastName
         Offer and the Proposed Amendments are fair to the Series D Preferred Holders." Please provide the statement described in Item 1014(a) of Regulation M-A regarding whether the registrant reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders of Series D Preferred Stock. Refer to
Item 8 of Schedule
         13E-3. In responding to this comment, please note the disclosure on page 119 indicating that M. Andrew Franklin, the registrant's Chief Executive Officers and President and
         Joseph D. Stilwell, an Independent Director, are holders of Series D Preferred
         Stock. Please note that the staff considers officers and directors of the registrant to be affiliates when considering whether such reference is sufficiently specific to satisfy Item
         1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act
         Rule 13e-3(a)(1).
3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April
         13, 1981). Please revise this section to include the factors in clauses (ii) through (viii) of
         Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c)
         was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure on the top of page
         63 that the Exchange Offer and Consent Solicitation is conditioned on holders of at least
         66 2/3% of the outstanding shares of Series D Preferred Stock validly tendering into the
         Exchange Offer and consenting to the Proposed Amendments in connection with the related Consent Solicitation. However, such condition does not address the factor described in Item 1014(c) given that two affiliates are current holders of Series D
         Preferred Stock. Please refer to our comment above regarding the definition of "affiliate"
         in Exchange Act Rule 13e-3(a)(1).
Selected Historical and Unaudited Pro Forma Financial Information, page 111

4. Notwithstanding the heading of this section, only unaudited pro forma financial information is provided. Please revise or advise. In addition, please provide the information described in Item 1010(a)(4) of Regulation M-A. Refer to
Item 10 of
         Schedule TO and Item 13 of Schedule 13E-3.
General

5. We note that the quarterly report for the period ending September 30, 2022 was filed on
         Form 10-Q on November 8, 2022. Please confirm the Schedule TO/13E-3 and Form S-4 will be updated to reflect this filing.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at (202) 551-3444. Crystal Plum
Wheeler Real Estate Investment Trust, Inc.
November 9, 2022
Page 3




FirstName LastNameCrystal Plum                         Sincerely,
Comapany NameWheeler Real Estate Investment Trust, Inc.
                                                       Division of Corporation
Finance
November 9, 2022 Page 3                                Office of Mergers &
Acquisitions
FirstName LastName